Filed by Consolidated Edison, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Consolidated Edison, Inc. (DE)
                                                   Commission File No. 333-31390


The following slides were included at an investor forum on March 14, 2000:

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Slide 1

                        The New Consolidated Edison, Inc.

March 14, 2000


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Slide 2

This presentation contains forward-looking statements, which are statements of future expectations and not facts. Actual results or developments might differ materially from those included in the forward-looking statements because of factors such as competition and industry restructuring, changes in economic conditions, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, technological developments and other presently unknown or unforeseen factors. Other risk factors are detailed from time to time in the two companies' SEC reports.


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Slide 3

Con Edison's Future

-- The power of scale and scope
-- Merger update
-- Superior financial results


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Slide 4


Shattering Industry Myths


Myth

-- Mergers are dilutive
-- Merger stocks are "dead money"
-- Synergy targets are not attained

Reality

-- Con Edison and NU have a track record of accretive transactions -- Con Edison and NU are building the business and shareholder value -- Con Edison and NU have proven that synergy targets can be achieved


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Slide 5

The New Con Edison

-- Market Cap.                 $  7 Billion
-- Total Assets                $ 26 Billion
-- Electric Customers           5.0 Million
-- Gas Customers                1.4 Million


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Slide 6

Capitalizing on Northeast
Energy Corridor

-- 19% of US population
-- 25% of US electricity output


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Slide 7

The Power of Scale and Scope

-- The nation's largest electric distribution utility -- Large and growing base of gas customers -- Stronger platform for competitive businesses

Merger Improves Strategic Position


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Slide 8

Our Strategy

-- Focus on "wires and pipes"
-- Seek related growth opportunities


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Slide 9

Corporate Structure

Con Edison, Inc.

-- Con Edison Company of New York, Inc.
-- Orange & Rockland Utilities, Inc.
-- Northeast Utilities
    -- CL&P
    -- PSNH
    -- WMECO
    -- Yankee Energy System
-- Service Company
-- Competitive Businesses
    -- Retail Marketing & Energy Services
    -- Specialized Generation Products and Services
    -- Telecom


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Slide 10

Enhanced Regulated Businesses

--  Expanded  footprint  with  strong  regional  economy
--  Efficiency  through technology
--  Nation's largest  customer base
--  Reasonable  regulatory plans
--  Strong management team


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Slide 11

Yankee Energy Merger

-- Merger closed on March 1, 2000
-- Supports "wires and pipes" strategy
    -- 185,000 Customers
    -- 44% of households in Connecticut
    -- $300 million of annual revenues
-- Significant opportunity to lower overhead and increase sales


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Slide 12

Nuclear Update

-- Auction plans
-- Indian Point 2
-- Millstone
-- NU shareholder incentive for timely sale
-- Seabrook


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Slide 13

Shared Focus for Competitive Businesses - Graphics

-- Con Edison
   -- Solutions
        -- Retail Marketing & Energy Services
   -- Energy
        -- Specialized Generation Products and Services
   -- Development
       -- Specialized Generation Products and Services
   -- Communications
       -- Telecom

-- Northeast Utilities
   -- HEC
        -- Retail Marketing & Energy Services
   -- Select
       -- Retail Marketing & Energy Services
       -- Specialized Generation Products and Services
   -- NGC
       -- Specialized Generation Products and Services
   -- NGS
      -- Specialized Generation Products and Services
   -- Mode 1
     -- Telecom



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Slide 14

Strengths for Competitive Business - Graphics

-- Largest Customer base in country
-- Strong Core  competencies
-- Platform for telecom expansion
-- Strategic generation assets -- Cross-selling opportunities


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Slide 15

NEON: A Map of Opportunity

-- Market Metrics
--  Target  market  includes  12  states
-- 30  million  people
-- 1 million businesses
-- 19 million access lines


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Slide 16

Investment in NEON

-- Combined company's NEON interests
-- 32% ownership stake by 2004


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Slide 17

Metropolitan Area Network

Consolidated Edison Communications, Inc. - Graphics


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Slide 18

Financial Benefits of Merger

--  Accretive to earnings  after first year
--  Positioned  for future  earnings growth
--  Con  Edison  dividend  policy  maintained
--  Commitment  to  solid investment grade ratings


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Slide 19
Capital Structure - Pro forma  - Graph

-- Equity
    -- 45%
-- Long-Term Debt
    -- 55%


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Slide 20

Synergy Savings - Graph

-- Unregulated Cost Savings
    -- $181 - 12%
-- Regulated Cost Savings
    -- $1,364 - 88%
-- Labor
    -- 53%
 -- Programs
     -- 32%
-- Purchasing
    -- 10%
-- Other
    -- 5%

10 year Total Savings: $1.5 Billion


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Slide 21

Road Map to Completion

-- Seeking all  approvals  to  accommodate  a summer  closing
-- Con Edison,  NU shareholder  meetings on April 14
-- All initial state and federal  filings made in January


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Slide 22

Financial Update


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Slide 23

Financial Results

                                           1999                   1998

Earning Per Share                         $ 3.14                 $ 3.04
Return on Common equity                     12.4%                 12.0%
Interest Coverage (X)
SEC Test                                    4.04                   4.29

Twelve Months Ended December 31


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Slide 24

Con Edison's Track Record

--  Earned  12%+  ROE in 12 of  last  13  years
--  Increased  dividend  for 26 consecutive years
-- Operates world's most reliable electric system


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Slide 25

Shareholder Value:
Earnings Growth Components - Graph



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Slide 26

Earnings Growth Drivers

-- Largest  customer  base in country
-- Strong  economy
-- Natural  gas growth potential
-- Efficiencies


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Slide 27

Earnings Kickers

-- Telecom expansion
-- Specialized generation products and services
-- Leveraging huge customer base
-- Moving into new markets in the Northeast


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Slide 28

Our Commitment to the Future

-- Capture the Savings
-- Grow the Business
-- Leverage Strong Management Team

Deliver Value to Shareholders



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Slide 29

Strategically Located Generation
Will Enhance Marketing Business

-- 1,120 MW of Northfield/WMECO hydro
-- 190 MW  Holyoke  Water  Power  assets
-- 210 MW of CT hydro  will  help meet renewable  targets
-- 290 MW acquired by Con Edison in western  Massachusetts
-- 500 MW natural being developed in New Hampshire


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Slide 30

Creating Value

-- Regulated businesses
-- Related competitive businesses
-- Creating new business opportunities in growth markets
-- Leveraging strong financial profile


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Slide 31

Consolidated Edison - Graph

O&M vs. net Income 1988-1999